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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                           El Paso Energy Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  283905 10 7
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                                 (CUSIP Number)


                                 Joseph Romano
                               Two Houston Center
                             909 Fannin, Suite 2910
                              Houston, Texas 77010
                                 (713) 739-0836
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 April 7, 1999
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e),ss.240.13d-1(f) or ss.240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO.  283905107

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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Selim K. Zilkha, individually and as Trustee of the
           Selim K. Zilkha Trust
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A)    [ ]

                                                                 (B)    [ ]
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3          SEC USE ONLY

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4          SOURCE OF FUNDS*
           SC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR  2(E)                                       [ ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
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                                      7         SOLE VOTING POWER
          NUMBER OF                             14,118,916 shares**
            SHARES                   ------------------------------------------
         BENEFICIALLY                 8         SHARED VOTING POWER
           OWNED BY                             -0-
             EACH                    ------------------------------------------
          REPORTING                   9         SOLE DISPOSITIVE POWER
            PERSON                              14,118,916 shares**
             WITH                    ------------------------------------------
                                      10        SHARED DISPOSITIVE POWER
                                                -0-
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           14,118,916 shares **
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                              [ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.1% (based upon the number of shares outstanding on March 12, 1999 and the number of shares to be issued by El Paso in the merger)
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14         TYPE OF REPORTING PERSON
           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT
**Includes 2,100 shares directly owned by Selim K. Zilkha and 14,116,816 shares indirectly owned by Selim K. Zilkha.

                                  SCHEDULE 13D

CUSIP NO.  283905107

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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Selim K. Zilkha Trust
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A)    [ ]

                                                                 (B)    [ ]
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3          SEC USE ONLY

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4          SOURCE OF FUNDS*
           SC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR  2(E)                                       [ ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION
           California
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                                      7         SOLE VOTING POWER
          NUMBER OF                             14,116,816 shares
            SHARES                   ------------------------------------------
         BENEFICIALLY                 8         SHARED VOTING POWER
           OWNED BY                             -0-
             EACH                    ------------------------------------------
          REPORTING                   9         SOLE DISPOSITIVE POWER
            PERSON                              14,116,816 shares
             WITH                    ------------------------------------------
                                      10        SHARED DISPOSITIVE POWER
                                                -0-
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           14,116,816 shares
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                              [ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.1% (based upon the number of shares outstanding on March 12, 1999 and the number of shares to be issued by El Paso in the merger)
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14         TYPE OF REPORTING PERSON
           OO; Trust
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                             INTRODUCTORY STATEMENT

                  On April 7, 1999, El Paso Energy Corporation ("El Paso") and Sonat Inc. ("Sonat") executed an Amended and Restated Merger Agreement dated as of March 13, 1999 (the "Amended Merger Agreement") in order to amend Section
6.11 which addresses the circumstances under which Selim K. Zilkha, one of the Reporting Persons, will be nominated for election as a director of El Paso if the Alternative Merger is consummated. In addition, on the same date, El Paso and Sonat executed Amended and Restated Stock Option Agreements (the "Amended Option Agreements") to clarify the language contained in Section 4(c) thereof which addresses the treatment under various circumstances of the options held by each company on the other's common stock. This Amendment No. 1 to Schedule 13D is being filed by the Reporting Persons to reflect the execution of the Amended Merger Agreement and the Amended Option Agreements, which agreements are filed as exhibits hereto.

                  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D initially filed by the Reporting Persons with respect to their beneficial ownership of common stock of El Paso.

ITEM 4.           PURPOSE OF TRANSACTION

                  The section of Item 4 entitled "The Merger Agreement -- Appointment to the Board of Directors" is hereby amended to read in its entirety as follows:

                  Appointment to the Board of Directors

                  Pursuant to the terms of the Amended Merger Agreement, the Board of Directors of El Paso is required to take such action as is necessary so that as of the effective time of the Parent Merger or the Alternative Merger, it has 15 members, nine of whom are persons designated by the Board of Directors of El Paso prior to the effective time (no more than one such person being an insider of El Paso) ("El Paso Designees") and six of whom are persons designated by the Board of Directors of Sonat prior to the effective time (no more than one such person being an insider of Sonat and no more than one such person being a Major Company Stockholder) ("Sonat Designees"). If any Sonat Designee or El Paso Designee is over the age of 68 at the effective time, El Paso shall waive any age limitation applicable to members of the Board of Directors, with respect to such Sonat Designee or El Paso Designee, as applicable. After the effective time, El Paso will not discriminate between Sonat Designees and El Paso Designees in making any determination with respect to the waiver of the age limitation applicable to members of the Board of Directors, it being understood that determinations are made on a case-by-case basis and it being further understood that El Paso waives such age limitation for Selim K. Zilkha. Selim K. Zilkha shall be nominated by El Paso's Board of Directors (or nominating committee or other committee performing similar functions) for election to serve as a director of El Paso for so long as Selim K. Zilkha and members of his immediate family and trusts therefor own at least 5% of the then outstanding shares of El Paso Common Stock; provided, however, that in the event the Alternative Merger is consummated, and so long as

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Depositary Shares or shares of El Paso Preferred Stock remain outstanding, then, solely for purposes of determining whether Selim K. Zilkha and members of his immediate family and trusts therefor continue to own at least 5% of the then outstanding shares of El Paso Common Stock, each Depositary Share shall be deemed to constitute a number of shares of El Paso Common Stock equal to the result obtained by dividing (x) $100 by (y) the Implied Price; and each share of El Paso Preferred Stock not represented by Depositary Shares shall be deemed to constitute a number of shares of El Paso Common Stock equal to the result obtained by dividing (x) $5,000 by (y) the Implied Price. Additionally, the Amended Merger Agreement provides that from the effective time of the merger through December 31, 2000, Ronald L. Kuehn, Jr., the current Chief Executive Officer of Sonat, shall be the non-Executive Chairman of the El Paso Board of Directors.

                  The foregoing description is qualified in its entirety by reference to the Amended Merger Agreement, the full text of which is filed as Exhibit A hereto and which is incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following are filed herewith as exhibits to this Amendment No. 1 to Schedule 13D:

                  A. Amended and Restated Agreement and Plan of Merger, dated as of March 13, 1999, by and between El Paso Energy Corporation and Sonat Inc.

                  B. Amended and Restated Stock Option Agreement, dated as of March 13, 1999, by and between Sonat Inc. and El Paso Energy Corporation, with respect to Sonat Common Stock.

                  C. Amended and Restated Stock Option Agreement, dated as of March 13, 1999, by and between Sonat Inc. and El Paso Energy Corporation, with respect to El Paso Common Stock.


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                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 12, 1999



                                          /s/ Selim K. Zilkha
                                          ----------------------------------
                                          Selim K. Zilkha, as Trustee of the
                                          Selim K. Zilkha Trust


                                          /s/ Selim K. Zilkha
                                          ----------------------------------
                                          Selim K. Zilkha


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                                Exhibit Index

   Exhibit
   Number         Description
   -------        -----------

      A. Amended and Restated Agreement and Plan of Merger, dated as of March 13, 1999, by and between El Paso Energy Corporation and Sonat Inc.

      B. Amended and Restated Stock Option Agreement, dated as of March 13, 1999, by and between Sonat Inc. and El Paso Energy Corporation, with respect to Sonat Common Stock.

      C. Amended and Restated Stock Option Agreement, dated as of March 13, 1999, by and between Sonat Inc. and El Paso Energy Corporation, with respect to El Paso Common Stock.